Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551-2999
+1 567 336 5000 tel
+1 567 336 8262 fax
www.o-i.com

August 21, 2019

VIA EDGAR TRANSMISSION

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  SiSi Cheng and Anne McConnell

Re:                             Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2018

Filed February 14, 2019

File No. 001-09576

Dear Ms. Cheng and Ms. McConnell:

This letter is in response to the letter dated July 24, 2019, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”). The Staff’s comment is set forth below in bold, followed by the Company’s response to the comment.

Please note that the “Company” refers to Owens-Illinois, Inc., and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 10-K. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

Form 10-K for the year ended December 31, 2018

Item 1A. Risk Factors

Asbestos-Related Liability, page 8

We note from your disclosure on page 89 that you recorded a material adjustment to your asbestos-related liabilities during the fourth quarter of 2018 in light of additional information you obtained about higher estimated future claim volumes and values, due to factors including changes in the law, procedure, the expansion of judicial resources in certain jurisdictions, and renewed attention to dockets of non-mesothelioma cases. Please tell us how you considered expanding your risk factor disclosure to more fully address and discuss the factors impacting the increased likelihood of additional losses and whether you expect these factors to continue to impact your financial condition and operating results.

Please also tell us how you considered expanding your annual and quarterly MD&A disclosures to more fully disclose and discuss the following:

•                  the specific changes in the law, procedure, the expansion of judicial resources in certain jurisdictions, and renewed attention to dockets of non-mesothelioma cases that resulted in higher estimated future claim volumes and values;

•                  the specific events and circumstances that occurred or you became aware of during the fourth quarter of 2018 that resulted in the additional charge you recorded;

•                  how you determined the amount of the additional charge you recorded, including the specific changes in assumptions that impacted your asbestos-related liability; and

•                  updated claims activity roll-forwards in your Form 10-Qs, especially in light of the apparent change in your claims strategy.

Response:

Risk Factor Disclosure

In future filings, to the extent necessary to provide a discussion of the most significant factors related to the Company’s ongoing asbestos-related liability that make an investment in the Company speculative or risky, the Company will expand its risk factor disclosure with respect to those factors impacting an increased likelihood of additional losses and whether the Company expects such factors to continue to impact its financial condition and results of operations.

The Company respectfully submits that Item 503(c) of Regulation S-K, which governed the risk factor disclosures in the Form 10-K,(1) required the Company to include “a discussion of the most significant factors” that would make an investment in the Company’s securities “speculative or risky.” Item 503(c) of Regulation S-K further required this discussion to be “concise and organized logically.”

While drafting its Form 10-K, the Company updated and revised its risk factor disclosures, including the risk factor relating to its asbestos-related liability. The Company determined that the risk factor included in the Form 10-K appropriately described, in a concise manner as required by Item 503(c), the reasons why the Company’s ongoing asbestos-related liability could make an investment in the Company’s securities speculative or risky.

As discussed further below, the Company provided additional information in its MD&A and in Note 13 to the Consolidated Financial Statements that addressed more expansively the information described in the Staff’s comment. The Company did not include this information in its risk factor disclosures

(1)  Item 1A of Form 10-K has since been revised to refer to Item 105 of Regulation S-K.

because it determined this information was not necessary as part of a concise discussion of the most significant factors relating to the risks at issue.

In future filings, the Company proposes to expand the disclosure in its asbestos risk factor, beginning with its next Annual Report on Form 10-K. Below is an excerpt from the asbestos risk factor on pages 8 and 9 of the Form 10-K with the proposed additions marked in underlined text.

The Company continues to believe that its ultimate asbestos-related liability cannot be estimated with certainty. As part of its future annual comprehensive legal reviews, the Company will review its estimate of its total asbestos-related liability, unless significant changes in trends or new developments warrant an earlier review. Such reviews may result in significant adjustments to the liability accrued at the time of the review. For example, for the year ended December 31, 2018, the Company’s comprehensive legal review of its asbestos-related liabilities resulted in a $125 million charge.

The significant assumptions underlying the material components of the Company’s accrual are:

a) settlements will continue to be limited almost exclusively to claimants who were exposed to the Company’s asbestos containing insulation prior to its exit from that business in 1958;

b) Asbestos Claims will continue to be resolved primarily under the Company’s administrative claims agreements or on terms comparable to those set forth in those agreements;

c) the incidence of serious asbestos related disease cases and claiming patterns against the Company for such cases do not change materially including claiming pattern changes driven by changes in the law, procedure, or expansion of judicial resources in jurisdictions where the Company settles Asbestos Claims;

d) the Company is substantially able to defend itself successfully at trial and on appeal;

e) the number and timing of additional co-defendant bankruptcies do not change significantly the assets available to participate in the resolution of cases in which the Company is a defendant; and

f) co-defendants with substantial resources and assets continue to participate significantly in the resolution of future Asbestos Claims.

The ultimate amount of distributions that may be required to fund the Company’s total asbestos-related payments cannot be estimated with certainty.  Asbestos related payments continue to be substantial and the continued use of significant amounts of cash for asbestos related costs has affected and may continue to affect the Company’s cost of borrowing, its ability to pursue global or domestic acquisitions, its ability to reinvest in its operations, and its ability to pay dividends.

See “Critical Accounting Estimates” and Note 13 to the Consolidated Financial Statements for additional information about the Company’s asbestos-related liability.

The Company respectfully submits that the foregoing approach is consistent with the relevant requirements applicable to risk factor disclosure.

MD&A Disclosure

In future filings, to the extent material, the Company will disclose additional information in its annual and quarterly MD&A disclosures to address, as applicable: (i) specific changes in the law, procedure, expansion of judicial resources in certain jurisdictions, and renewed attention to dockets of non-mesothelioma cases resulting in higher estimated future claim volumes and values; (ii) specific events and circumstances that result in additional charges; (iii) the manner in which the Company determines the amount of any additional charges, including changes in assumptions that impact asbestos-related liability; and (iv) updated claims activity roll-forwards.

The Company respectfully advises the Staff that the Company provided significant detail in its MD&A (including the disclosure cross-referenced therein) regarding each of the foregoing factors.

Item 303(a)(3) of Regulation S-K requires registrants to “[d]escribe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.” The Company considered this disclosure requirement and the Commission’s interpretive guidance directing companies to “focus on material information and eliminate immaterial information that does not promote understanding of companies’ financial condition, liquidity and capital resources, changes in financial condition and results of operations.” See Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (Dec. 19, 2003).

In accordance with this guidance, the Company focused its asbestos-related disclosure in its MD&A (including the disclosure cross-referenced therein), on material information while eliminating immaterial information that would not promote understanding of the Company’s financial condition and results of operations. In particular, the Company disclosed:  (i) how the Company conducts its review of its asbestos-related liabilities; (ii) how the Company estimates its asbestos-related liability; (iii) why its ultimate asbestos-related liability cannot be estimated with certainty; (iv) the significant assumptions underlying the material components of the Company’s accrual; (v) the possibility of adjustments to the Company’s asbestos-related accrual; (vi) the Company’s current charge for asbestos-related costs and the possibility of future charges; and (vii) the Company’s current and future expected asbestos-related payments.

The Company’s asbestos-related disclosure on page 35 discussed (i) a $125 million charge for asbestos-related liabilities for the year ended December 31, 2018 that materially affected the Company’s earnings from continuing operations and (ii) the reasons for the charge:

For the year ended December 31, 2018, the Company’s comprehensive legal review of its asbestos-related liabilities resulted in a $125 million charge.  This charge was primarily due to factors impacting the increased likelihood of additional losses resulting from changes in the law, procedure, the expansion of judicial resources in certain jurisdictions, renewed attention to dockets of non-mesothelioma cases, and new information obtained about the Company’s asbestos-related liability.

The asbestos-related disclosure provided in the Company’s MD&A also included cross references to the “Critical Accounting Estimates” section and to Note 13 to the Consolidated Financial Statements.

In response to the first two bullets identified in the Staff’s comment, as disclosed in Note 13 to the Consolidated Financial Statements, the Company determined in the fourth quarter of 2018 that it was advantageous to accelerate the disposition of certain asbestos-related claims as part of the Company’s de-risking and accelerated claim disposition strategy. This determination was made from the culmination of additional information the Company had obtained in late 2018 about higher estimated future claim volumes and values. To expand on the disclosure from page 35 of the Form 10-K excerpted above, this information related to factors that, in certain jurisdictions where the Company settles Asbestos Claims, impact the increased likelihood of additional asbestos-related losses, including (i) changes in substantive law and possible legislation that would adversely affect claiming patterns; (ii) changes in long-standing judicial procedure and processes, including and the re-introduction of punitive damages; (iii) the expansion of judicial resources, including an increase in the number of judges assigned to hear asbestos cases; and (iv) renewed attention to re-activating dockets of non-mesothelioma cases.

The Company respectfully submits to the Staff that as it started to receive the additional information discussed above, the Company enhanced its disclosures in its Annual Report on Form 10-K for the year ended December 31, 2017 and made further enhancements in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 to include language that future claims and legal costs could be impacted by successful attempts by plaintiffs leveraging a changing litigation environment to increase the volume of cases or claims presented or per-claim values. The Company also previously disclosed, and continues to disclose, that it is reasonably possible that it could incur a loss in excess of its existing asbestos-related liabilities due to successful attempts by plaintiffs to revive long-dormant inventories of non-mesothelioma cases.

The selected excerpts provided below from Note 13 to the Consolidated Financial Statements on page 88 further discussed the factors identified in the first two bullets of the Staff’s comment that resulted in changes to the Company’s estimate of its future asbestos-related liability:

[C]hanges in jurisdictional dynamics, legislative acts, asbestos docket management and procedures, the substantive law, the co-defendant pool, and other external factors have affected lawsuit volume, claim volume, qualification rates, claim values, and related matters. Collectively, these variables generally have had the effect of increasing the Company’s per-claim average indemnity payment over time.

.     .     .

The Company’s estimates of its liability have been significantly affected by, among other factors, the volatility of asbestos-related litigation in the United States, the significant number of co-defendants that have filed for bankruptcy, changes in mortality rates, the inherent uncertainty of future disease incidence and claiming patterns against the Company, the significant expansion of the types of defendants that are now sued in this litigation, and the continuing changes in the extent to which these defendants participate in the resolution of cases in which the Company is also a defendant.

The collective effect of changes in several of the factors described above and the additional information obtained by the Company in the fourth quarter of 2018 resulted in the $125 million charge for asbestos-related costs for the year ended December 31, 2018.

Note 13 to the Consolidated Financial Statements and the “Critical Accounting Estimates” section also contained disclosure relevant to the third bullet identified in the Staff’s comment. The following excerpts from Note 13 to the Consolidated Financial Statements on page 88 provided additional detail regarding how the Company determined the amount of the charge:

The material components of the Company’s total accrued liability are determined by the Company in connection with its annual comprehensive legal review and consist of the following estimates, to the extent it is probable that such liabilities have been incurred and can be reasonably estimated: (i) the liability for Asbestos Claims already asserted against the Company; (ii) the liability for Asbestos Claims not yet asserted against the Company; and (iii) the legal defense costs estimated to be incurred in connection with the Asbestos Claims already asserted and those Asbestos Claims the Company believes will be asserted.

As part of its annual comprehensive legal review, the Company provides historical Asbestos Claims’ data to a third party with expertise in determining the impact of disease incidence and mortality on future filing trends to develop information to assist the Company in estimating the total number of future Asbestos Claims likely to be asserted against the Company. The Company uses this estimate, along with an estimation of disposition costs and related legal costs, as inputs to develop its best estimate of its total probable liability. If the results of the annual comprehensive legal review indicate that the existing amount of the accrued liability is lower (higher) than its reasonably estimable asbestos-related costs, then the Company will record an appropriate charge (credit) to the Company’s results of operations to increase (decrease) the accrued liability.

As a result of the Company’s evaluation of its asbestos-related liabilities in the fourth quarter of 2018, the Company compared the value of the liability it had previously recorded for these claims to the new estimated claim amounts and recorded an adjustment to the liability for the difference. The assessment of the foregoing items resulted in a change in estimate of the Company’s asbestos-related liability and a $125 million net charge recorded in the fourth quarter 2018.

Finally, in response to the Staff’s fourth bullet regarding whether the Company considered including updated claims activity roll-forwards in Quarterly Reports on Form 10-Q, the Company notes that a large volume of the Company’s claim dispositions have historically occurred in the fourth quarter of each year, and the negotiations for these dispositions have also usually occurred later in the year. As a result, the Company determined that the roll-forward provided in the Form 10-K, detailing the year-over-year change in claim activity, appropriately provided information that is material to investors and that a quarterly roll-forward of claim activity would not provide material information to investors.

As detailed above, the Company believes that the disclosure it provided in its MD&A regarding Asbestos Claims and asbestos-related liability (including the cross-referenced disclosure in Note 13 to the Consolidated Financial Statements and “Critical Accounting Estimates”), fully satisfies the requirements of Item 303 of Regulation S-K and focuses on material information while eliminating immaterial information, consistent with the Commission’s interpretive guidance relating to MD&A disclosure.

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Please contact Julia Thompson at (202) 637-1073 of Latham & Watkins LLP if you have any questions.

Very truly yours,

/s/ John A. Haudrich
John A. Haudrich
Senior Vice President and Chief Financial Officer

cc:	MaryBeth Wilkinson, Owens-Illinois, Inc.
Julia Thompson, Latham & Watkins LLP
Tracy Edmonson, Latham & Watkins LLP